UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 1)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
KalVista Pharmaceuticals, Inc.
(Name of Subject Company)
(Name of Person Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
483497103
(CUSIP Number of Class of Securities)
Brian Piekos
Chief Financial Officer
200 Crossing Boulevard
Framingham, Massachusetts 01702
(857) 999-0075
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)
With copies to:
Graham Robinson, P.C.
Chadé Severin, P.C.
Kirkland & Ellis LLP
200 Clarendon Street
Boston, Massachusetts 02116
(617) 385-7500
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by KalVista Pharmaceuticals, Inc., a Delaware corporation (“KalVista” or “Company”), with the Securities and Exchange Commission on May 13, 2026, relating to the tender offer by Chiesi Farmaceutici S.p.A., an Italian società per azioni (“Parent”), and Skyline Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to purchase all of the outstanding shares of common stock of the Company, par value $0.001 per share (the “Shares”), for $27.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 13, 2026 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”) and the other exhibits to the Tender Offer Statement on Schedule TO (the Schedule TO, collectively with the Offer to Purchase and the Letter of Transmittal, constitute the “Offer”), pursuant to the Merger Agreement.
Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.
Explanatory Note:
As described further below, in connection with the Offer and the Merger Agreement, two complaints have been filed as individual actions by purported stockholders of the Company in New York state court. Certain demand letters have also been sent to the Company by purported stockholders making similar allegations. The Company believes that the allegations in such complaints and demand letters are without merit. The Company believes that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9, as originally filed on May 13, 2026, disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions, and to minimize the expense of defending such actions, the Company wishes to make voluntarily certain supplemental disclosures related to the Transactions for the purposes of mooting the allegations in any complaints related to the Transactions, all of which are set forth below and should be read in conjunction with the Schedule 14D-9 in its entirety. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.
Item 4.	The Solicitation or Recommendation.
Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:
1.	By adding the bold and underlined text to the sixth full paragraph on page 16 in the section captioned “—Background of the Offer and the Merger” as follows:
Later on February 19, 2026, Parent submitted a written proposal (the “February 19 Parent Proposal”) to acquire all of the outstanding shares of the Company for $24.00 per Share in cash. In the February 19 Parent Proposal, Parent expressed that the proposed transaction with the Company was a priority and that, assuming the availability of Company personnel and requested information for due diligence, Parent could complete due diligence in four weeks. The February 19 Parent Proposal indicated that Parent would finance the transaction using a combination of cash on hand and external debt financing, but that the transaction would not be subject to any financing conditions or contingencies. The February 19 Parent Proposal represented a 55% premium to the Company’s closing trading price on February 18, 2026, and reflected an implied total equity valuation of approximately $1.7 billion. The February 19 Parent Proposal did not mention management retention or equity participation with the Surviving Corporation.
2.	By adding the bold and underlined text to the fifth full paragraph on page 19 in the section captioned “—Background of the Offer and the Merger” as follows:
On March 18, 2026, Parent submitted a revised written proposal (the “March 18 Parent Proposal”) to acquire the Company for $26.50 per Share in cash. In the March 18 Parent Proposal, Parent indicated that, assuming the availability of requested due diligence information, the parties could move promptly toward signing and announcing a transaction as early as mid-April 2026. The March 18 Parent Proposal represented a 60% premium to the Company’s closing trading price on March 17, 2026 and reflected an implied total equity valuation of approximately $1.9 billion. The March 18 Parent Proposal did not mention management retention or equity participation with the Surviving Corporation.
3.	By adding the bold and underlined text to the first full paragraph on page 22 in the section captioned “—Background of the Offer and the Merger” as follows:

On April 28, 2026, Mr. Chiesi spoke by phone with Mr. Palleiko to communicate Parent’s revised proposal, which Parent subsequently delivered in writing, of $26.50 per Share in cash, plus one CVR per Share representing the right to receive $1.00 in cash payable upon FDA approval of a new drug application for sebetralstat orally disintegrating tablets for the treatment of HAE in pediatric patients aged between two and 11 years old by December 31, 2027 (the “April 28 Parent Proposal”). Mr. Palleiko conveyed that the Company Board generally disapproved of CVRs and would likely not be interested in accepting a proposal containing a CVR given the Company is a commercial-stage business and because the negotiation of a CVR would be complex and time-consuming and that any potential value received would be incremental and inherently uncertain, particularly since Parent would be controlling the product. In response, Mr. Chiesi explained that the April 28 Parent Proposal had included a CVR proposal because Parent was reaching the limit of their cash valuation of the Company. When relaying the April 28 Parent Proposal, Mr. Chiesi did not mention management retention or equity participation with the Surviving Corporation.
4.	By adding the bold and underlined text to the third full paragraph on page 22 in the section captioned “—Background of the Offer and the Merger” as follows:
Later on April 28, 2026, Mr. Chiesi spoke with Mr. Palleiko by phone to submit a revised proposal of $27.00 per Share in cash (the “Revised April 28 Parent Proposal”), which Mr. Chiesi characterized as Parent’s “final” proposal, noting that Parent was unable to provide any additional upfront cash value. The Revised April 28 Parent Proposal represented a 41% premium to the Company’s closing trading price on April 27, 2026, and reflected an implied total equity valuation of approximately $1.9 billion. Mr. Chiesi also explained that, if the offer was to be accepted by the Company Board, given the late hour in Italy, it was unlikely that Parent would be in a position to announce a transaction before U.S. trading markets opened on April 29 and suggested announcing a transaction after U.S. markets closed on April 29 or before U.S. markets opened on April 30. When relaying the Revised April 28 Parent Proposal, Mr. Chiesi did not mention management retention or equity participation with the Surviving Corporation.
5.	By adding the bold and underlined text to the second full paragraph on page 23 in the section captioned “—Background of the Offer and the Merger” as follows:
On April 29, 2026, the Company and Parent entered into the Merger Agreement and issued a joint press release announcing the execution of the Merger Agreement prior to the opening of trading on Nasdaq on April 29, 2026. There were no discussions between Parent and any director or executive officer of the Company at any time prior to the execution of the Merger Agreement regarding potential employment or directorship arrangements or compensation, nor were there any discussions related to Company management’s participation in the equity of or employment with the Surviving Corporation.
6.	By replacing the ‘Management Projections’ table on page 29 in the section captioned “—Certain Unaudited Prospective Financial Information of the Company” with the below table:
Management Projections
(Amounts in millions)

	Calendar year ended December 31,
	2026(1)(2)	2027	2028	2029	2030	2031	2032	2033	2034
Net Revenue	$185	$279	$350	$446	$601	$588	$609	$638	$651
Gross Profit	$150	$232	$296	$384	$532	$517	$537	$564	$576
R&D Expense	$(90)	$(71)	$(50)	$(39)	$(39)	$(40)	$(40)	$(40)	$(41)
SG&A Expense	$(141)	$(143)	$(146)	$(148)	$(150)	$(153)	$(156)	$(158)	$(161)
Depreciation	$(1)	$(1)	$(1)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)
Stock-Based Compensation	$(16)	$(16)	$(16)	$(15)	$(16)	$(16)	$(16)	$(16)	$(17)
Operating Income	$(99)	$1	$84	$180	$325	$307	$323	$347	$356
(Less): Taxes	—	$(0)	$(18)	$(38)	$(69)	$(65)	$(68)	$(74)	$(75)
(Less): Change in NWC	$(9)	$(10)	$(7)	$(10)	$(10)	$(4)	$(2)	$(3)	$(1)
(Less): CapEx	$(1)	$(1)	$(1)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)
Plus: D&A	$1	$1	$1	$2	$2	$2	$2	$2	$2
Unlevered Free Cash Flow	$(69)	$(10)	$59	$132	$246	$237	$252	$271	$279

	Calendar year ended December 31,
	2035	2036	2037	2038	2039	2040	2041	2042
Net Revenue	$681	$704	$696	$705	$352	$176	$88	$44
Gross Profit	$604	$627	$621	$627	$325	$163	$81	$41
R&D Expense	$(41)	$(41)	$(41)	$(42)	$(21)	$(10)	$(5)	$(3)
SG&A Expense	$(164)	$(166)	$(169)	$(172)	$(85)	$(42)	$(21)	$(11)
Depreciation	$(2)	$(2)	$(2)	$(2)	$(1)	$(1)	$(0)	$(0)
Stock-Based Compensation	$(17)	$(17)	$(17)	$(18)	$(9)	$(4)	$(2)	$(1)
Operating Income	$381	$400	$390	$393	$210	$105	$53	$26
(Less): Taxes	$(81)	$(85)	$(83)	$(83)	$(45)	$(22)	$(11)	$(6)
(Less): Change in NWC	$(3)	$(2)	$1	$(1)	$35	$18	$9	$4
(Less): CapEx	$(2)	$(2)	$(2)	$(2)	$(1)	$(1)	$(0)	$(0)
Plus: D&A	$2	$2	$2	$2	$1	$1	$0	$0
Unlevered Free Cash Flow	$297	$313	$308	$308	$201	$100	$50	$25

(1)
In April 2026 and following the end of the Company’s first fiscal quarter, the Company’s senior management updated the financial projections to reflect the Company’s actual financial results through that first quarter and those updated figures are reflected for the year 2026 in this table and in Centerview’s analyses.

Prior to this update, the Management Projections included the following values for 2026 Net Revenue, Gross Profit, R&D Expense, SG&A Expense, Depreciation, Stock-Based Compensation, Operating Income, Taxes, Change in NWC, CapEx, D&A and Unlevered Free Cash Flow, respectively and in millions: $183, $149, -$90, -$141, -$1, -$16, -$99, —, -$9, -$1, $1 and -$61.
(2)	Values for Taxes, Change in NWC, D&A and Unlevered Free Cash Flow in 2026 are for 2Q’26 to 4Q’26.
7.	By adding the bold and underlined text to the list on page 33 in the section captioned “Opinion of Centerview Partners LLC – Selected Public Company Analysis” as follows:

EV/2029E Revenue Multiple
Agios Pharmaceuticals, Inc.	0.7x
BioCryst Pharmaceuticals, Inc.	2.4x
Catalyst Pharmaceuticals, Inc.	3.7x
Liquidia Corporation	2.9x
Pharming Group N.V.	2.8x
Travere Therapeutics, Inc.	2.8x
Zevra Therapeutics, Inc.	1.3x

8.	By adding the bold and underlined text and footnote to the table on page 34 in the section captioned “Opinion of Centerview Partners LLC – Selected Precedent Transaction Analysis” as follows:

Date Announced	Target	Acquiror	EV / 4-Yr Forward Revenue Multiple	1-Day Premium(1)
Apr-26	Soleno Therapeutics, Inc.	Neurocrine Biosciences, Inc.	2.8x	+34%
Mar-26	Day One Biopharmaceuticals, Inc.	Servier Pharmaceuticals LLC	3.3x	+114%
Nov-25	Avadel Pharmaceuticals plc	Alkermes plc	4.1x	+33%
Apr-25	SpringWorks Therapeutics, Inc.	Merck KGaA	2.6x	+17%
May-24	Calliditas Therapeutics AB	Asahi Kasei Corporation	1.7x	+83%
May-23	CTI BioPharma Corp.	Swedish Orphan Biovitrum AB	3.5x	+89%
Jan-23	Albireo Pharma, Inc.	Ipsen S.A.	2.5x	+84%
Jan-23	Amryt Pharma plc	Chiesi Farmaceutici S.p.A.	2.1x	+107%

(1)	Premiums calculated by comparing the per share acquisition price (excluding contingent consideration) in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction.
9.
By removing the strikethrough text and adding the bold and underlined text to the second full paragraph on page 34 in the section captioned “Opinion of Centerview Partners LLC – Selected Public Company Analysis” as follows:

Applying this range of EV/2029E Revenue Multiples to the Company’s estimated revenue for calendar year 2029 of $446 million, as set forth in the Internal Data, and adding to it the Company’s estimated net cash of $285 million as of March 31, 2026, as set forth in the Internal Data, and dividing the result of the foregoing by the number of fully-diluted outstanding Shares (determined using the treasury stock method  ~~and~~   taking into account (i) approximately 53.2 million Shares outstanding, (ii) approximately 4.8 million outstanding options with a weighted average exercise price of $13.45, (iii) approximately 3.8 million unvested restricted stock units, (iv) approximately 1.6 million warrants with a weighted average exercise price of $0.001 and (v)  ~~outstanding in-the-money options, restricted stock units and warrants and~~   the impact of approximately 8.6 million Shares issuable upon the conversion of convertible notes, if applicable, at the applicable value) as of April 24, 2026, as set forth in the Internal Data, resulted in an implied equity value per Share range of $13.65 to $23.45, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price and the Merger Consideration of $27.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.
10.
By removing the strikethrough text and adding the bold and underlined text to the first full paragraph on page 35 in the section captioned “Opinion of Centerview Partners LLC – Selected Precedent Transaction Analysis” as follows:

The overall low to high TV/4-Year Forward Revenue Multiples observed for the selected transactions were 1.7x to 4.1x (with a median of 2.7x). Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, related to, among other things, differences in the business, operational and/or financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis, Centerview selected a reference range of TV/4-Year Forward Revenue Multiples of 2.0x to 3.5x derived from the selected transactions. In selecting this range of TV/4-Year Forward Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences in business, operational and/or financial characteristics and other factors that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis. Applying this reference range of TV/4-Year Forward Revenue Multiples to the Company’s projected four-year forward revenue of $471 million (based on 75% of the Company’s estimated revenue for calendar year 2029 of $446 million and 25% of the Company’s estimated revenue for calendar year 2030 of $544 million excluding one-time milestone payments), as set forth in the Internal Data, and adding to it the Company’s estimated net cash of $285 million as of March 31, 2026, as set forth in the Internal Data, and dividing the result of the foregoing by the number of fully-diluted outstanding Shares (determined using the treasury stock method  ~~and~~   taking into account (i) approximately 53.2 million Shares outstanding, (ii) approximately 4.8 million outstanding options with a weighted average exercise price of $13.45, (iii) approximately 3.8 million unvested restricted stock units, (iv) approximately 1.6 million warrants with a weighted average exercise price of $0.001 and (v)  ~~outstanding in-the-money options, restricted stock units, warrants and~~   the impact of approximately 8.6 million Shares issuable upon the conversion of convertible notes, together with any additional make-whole shares, if applicable, at the applicable value) as of April 24, 2026, as set forth in the Internal Data, resulted in an implied equity value per Share of $17.50 to $27.50, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price and the Merger Consideration of $27.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.
11.
By removing the strikethrough text and adding the bold and underlined text to the third full paragraph on page 35 in the section captioned “Opinion of Centerview Partners LLC – Discounted Cash Flow Analysis” as follows:

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value, as of March 31, 2026, using discount rates ranging from 11.5% to 13.5% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital, which was calculated using the capital asset pricing model and based on considerations that Centerview deemed relevant in its professional judgment and experience) and using a mid-year convention: (i) the projected after-tax unlevered free cash flows of the Company over the period beginning on April 1, 2026 and ending on December 31, 2042, utilized by Centerview based on the Management Projections, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that the Company’s unlevered free cash flows would decline in perpetuity after December 31, 2042 at a rate of free cash flow decline of 50% year-over-year as directed by Company management and (iii) the forecasted tax savings from usage of the Company’s federal net operating losses as of March 31,

2026 of $120 million and the Company’s estimated future losses, in each case as directed by Company management and as set forth in the Internal Data; and (b) adding to the foregoing results the Company’s estimated net cash of $285 million as of March 31, 2026, as set forth in the Internal Data. Centerview then divided the results of the foregoing calculations by the number of fully-diluted Shares outstanding (determined using the treasury stock method  ~~and~~   taking into account (1) approximately 53.2 million Shares outstanding, (2) approximately 4.8 million outstanding options with a weighted average exercise price of $13.45, (3) approximately 3.8 million unvested restricted stock units, (4) approximately 1.6 million warrants with a weighted average exercise price of $0.001 and (5)  ~~outstanding in-the-money options, restricted stock units, warrants and~~   the impact of approximately 8.6 million Shares issuable upon the conversion of convertible notes, if applicable, at the applicable value) as of April 24, 2026, as set forth in the Internal Data.
12.	By adding the bold and underlined text to the second bullet on page 36 in the section captioned “Opinion of Centerview Partners LLC – Other Factors” as follows:
•
Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in nine publicly available Wall Street research analyst reports as of April 28, 2026, which indicated low and high price targets for the Shares ranging from $22.00 to $42.00 per Share.

Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:
1.	By deleting the paragraph on page 42 in the section captioned “—Legal Proceedings” and replacing it with the following paragraphs:
“In connection with the Offer and the Merger Agreement, as of June 1, 2026, two complaints have been filed in state court by purported stockholders of the Company. On May 18, 2026, a purported stockholder of the Company filed a complaint against the Company and each member of the Company Board in the Supreme Court of the State of New York, County of New York, captioned Williams v. KalVista Pharmaceuticals, Inc., et al., Index No. 652897/2026 (the “Williams Complaint”). On May 20, 2026, a second purported stockholder of the Company filed a complaint against the Company and each member of the Company Board in the Supreme Court of the State of New York, County of New York, captioned Kent v. KalVista Pharmaceuticals, Inc., et al., Index No. 652943/2026 (together with the Williams Complaint, the “Complaints”).
The Complaints assert, among other things, claims for negligent misrepresentation and concealment and negligence under New York common law against all defendants. The Complaints allege that this Schedule 14D-9 omitted certain purportedly material information. Among other relief, the Complaints seek (i) an injunction prohibiting consummation of the Transactions, (ii) rescission or actual and punitive damages if the Transactions are consummated, and (iii) an award of the plaintiffs’ fees and expenses, including reasonable attorneys’ and experts’ fees and expenses. The Company has also received certain demand letters from purported stockholders making allegations similar to those contained in the Complaints.
The Company believes the claims asserted in the Complaints and demand letters are without merit.
The outcome of the matters described above cannot be predicted with certainty. Additional demand letters may be received and additional lawsuits may be filed against the Company, the Company Board, Parent and/or Purchaser in connection with the Transactions, this Schedule 14D-9 and the Schedule TO. If additional similar demand letters are received or complaints are filed, absent new or different allegations that are material, the Company, Parent and/or Purchaser will not necessarily announce such additional demand letters or complaints.”
2.	By adding a new paragraph at the end of the section captioned “—U.S. Antitrust” on page 42 as follows:
“The waiting period applicable to the Offer under the HSR Act expired at 11:59 p.m. Eastern Time on May 28, 2026.”
3.	By adding a new paragraph at the end of the section captioned “—Antitrust and Foreign Direct Investment (“FDI”) Filings—Germany Antitrust” on page 43 as follows:
“On May 27, 2026, the Transactions were deemed to not satisfy the prohibition criteria of the GWB following a communication by the FCO.”
4.	By adding a new sentence at the end of the first paragraph under the section captioned “—Antitrust and Foreign Direct Investment (“FDI”) Filings—Italy FDI” on page 43 as follows:
“On May 29, 2026, the Italian FDI Authority notified Parent that the Transactions do not fall within the scope of Italian Decree Law No. 21/2012.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KALVISTA PHARMACEUTICALS, INC.

By:	/s/ Benjamin L. Palleiko
Name:	Benjamin L. Palleiko
Title:	Chief Executive Officer

Dated: June 1, 2026
[Signature page to 14D-9 Amendment #1]